SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

01 May 2025
LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, 01 May 2025
           re: 2025 Q1 Interim Management Statement

Lloyds Banking Group plc

Q1 2025 Results

Interim management statement

1 May 2025

RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2025

“In the first quarter of 2025, the Group delivered sustained strength in financial performance. In particular, net income continues to grow, following the upward trajectory established in the second half of last year. We maintained our cost discipline and asset quality remains resilient.

We continue to make good progress on our strategic transformation and deliver innovative ways for our customers to manage their financial needs and achieve their financial aspirations, in line with our purpose of Helping Britain Prosper. This supports our ambition of higher, more sustainable returns that will underpin delivery for all of our stakeholders. Our differentiated business model stands out in the context of recent market volatility and economic uncertainty and helps support UK households and businesses as they further strengthen their financial resilience. Underpinned by our financial performance, strategic execution and franchise strength, we remain confident in the outlook for Lloyds Banking Group and in our 2025 and 2026 guidance.”

Charlie Nunn, Group Chief Executive

Sustained strength in financial performance1

●
Statutory profit after tax of £1.1 billion (three months to 31 March 2024: £1.2 billion) with net income up 4% and reduced volatility more than offset by higher operating costs and a higher impairment charge. Robust return on tangible equity of 12.6% (three months to 31 March 2024: 13.3%)

●
Underlying net interest income of £3.3 billion, up 3% year on year and up 1% versus the fourth quarter of 2024. This reflected a banking net interest margin of 3.03%, up 8 basis points year on year (up 6 basis points compared to the fourth quarter of 2024), alongside higher average interest-earning banking assets of £455.5 billion

●
Underlying other income of £1.5 billion, 8% higher than the prior year and 1% higher than the fourth quarter of 2024, driven across businesses by strengthening customer activity and the benefit of strategic initiatives

●
Operating lease depreciation of £355 million, higher than the £283 million in the first quarter of 2024 as a result of fleet growth, the depreciation of higher value vehicles and declines in used electric car prices over 2024

●
Operating costs of £2.6 billion, up 6%, combining inflationary pressures, timing of strategic investment including planned higher severance front-loaded into the first quarter of 2025 and business growth costs, partly offset by cost savings and continued cost discipline

●
Resilient asset quality with underlying impairment charge of £309 million and an asset quality ratio of 27 basis points. Excluding the impact of updates to the economic outlook, the asset quality ratio was 24 basis points. The portfolio remains well-positioned with stable and benign credit performance in the quarter

●
Strong growth in lending and deposits. Underlying loans and advances to customers increased by £7.1 billion in the quarter to £466.2 billion, led by UK mortgages growth of £4.8 billion. Customer deposits increased in the quarter by £5.0 billion to £487.7 billion, with £2.7 billion growth in Retail and £2.3 billion in Commercial Banking

●
Risk-weighted assets of £230.1 billion, up £5.5 billion in the quarter, reflecting strong lending growth and a temporary c.£2.5 billion increase primarily due to hedging activity expected to reverse by the third quarter

●
Capital generation of 27 basis points; strong underlying banking build, impacted by front-loaded severance and temporary risk-weighted asset impacts primarily from hedging activity. CET1 ratio of 13.5%

●
Tangible net assets per share of 54.4 pence, up by 2.0 pence in the quarter from attributable profit alongside unwind of the cash flow hedge reserve

2025 guidance reaffirmed

Based on our current macroeconomic assumptions, for 2025 the Group continues to expect:

●
Underlying net interest income of c.£13.5 billion

●
Operating costs of c.£9.7 billion

●
Asset quality ratio of c.25 basis points

●
Return on tangible equity of c.13.5%

●
Capital generation of c.175 basis points2

1 See the basis of presentation on page 1.

2 Excluding capital distributions. Inclusive of ordinary dividends received from the Insurance business in February of the following year.

INCOME STATEMENT (UNDERLYING BASIS)A AND KEY BALANCE SHEET METRICS

	Three months ended 31 Mar 2025£m	Three months ended 31 Mar 2024 £m	Change %	Three months ended 31 Dec 2024 £m	Change %

Underlying net interest income	3,294	3,184	3	3,276	1
Underlying other income	1,452	1,340	8	1,433	1
Operating lease depreciation	(355)	(283)	(25)	(331)	(7)
Net income	4,391	4,241	4	4,378
Operating costs	(2,550)	(2,402)	(6)	(2,450)	(4)
Remediation	–	(25)		(775)
Total costs	(2,550)	(2,427)	(5)	(3,225)	21
Underlying profit before impairment	1,841	1,814	1	1,153	60
Underlying impairment charge	(309)	(57)		(160)	(93)
Underlying profit	1,532	1,757	(13)	993	54
Restructuring	(4)	(12)	67	(19)	79
Volatility and other items	(11)	(117)	91	(150)	93
Statutory profit before tax	1,517	1,628	(7)	824	84
Tax expense	(383)	(413)	7	(124)
Statutory profit after tax	1,134	1,215	(7)	700	62

Earnings per share	1.7p	1.7p		1.0p	0.7p
Banking net interest marginA	3.03%	2.95%	8bp	2.97%	6bp
Average interest-earning banking assetsA	£455.5bn	£449.1bn	1	£455.1bn
Cost:income ratioA	58.1%	57.2%	0.9pp	73.7%	(15.6)pp
Asset quality ratioA	0.27%	0.06%	21bp	0.14%	13bp
Return on tangible equityA	12.6%	13.3%	(0.7)pp	7.1%	5.5pp

	At 31 Mar 2025	At 31 Mar 2024	Change %	At 31 Dec 2024	Change %

Underlying loans and advances to customersA	£466.2bn	£448.5bn	4	£459.1bn	2
Customer deposits	£487.7bn	£469.2bn	4	£482.7bn	1
Loan to deposit ratioA	96%	96%		95%	1pp
CET1 ratio	13.5%	13.9%	(0.4)pp	14.2%	(0.7)pp
Pro forma CET1 ratioA,1	13.5%	13.9%	(0.4)pp	13.5%
Total capital ratio	18.4%	19.0%	(0.6)pp	19.0%	(0.6)pp
MREL ratio	30.4%	32.0%	(1.6)pp	32.2%	(1.8)pp
UK leverage ratio	5.5%	5.6%	(0.1)pp	5.5%
Risk-weighted assets	£230.1bn	£222.8bn	3	£224.6bn	2
Wholesale funding2	£89.4bn	£99.9bn	(11)	£92.5bn	(3)
Liquidity coverage ratio3	145%	143%	2pp	146%	(1)pp
Net stable funding ratio4	128%	130%	(2)pp	129%	(1)pp
Tangible net assets per shareA	54.4p	51.2p	3.2p	52.4p	2.0p

A See page 13.

1 31 December 2024 reflects both the full impact of the share buyback announced in respect of 2024 and the ordinary dividend received from the Insurance business in February 2025.

2 Excludes balances relating to margins of £1.4 billion (31 December 2024: £2.8 billion, 31 March 2024: £2.2 billion).

3 The liquidity coverage ratio is calculated as a simple average of month-end observations over the previous 12 months.

4 The net stable funding ratio is calculated as a simple average of month-end observations over the previous four quarter-ends.

QUARTERLY INFORMATIONA

	Quarter ended 31 Mar 2025 £m	Quarter ended 31 Dec 2024 £m	Quarter ended 30 Sep 2024 £m	Quarter ended 30 Jun 2024 £m	Quarter ended 31 Mar 2024 £m

Underlying net interest income	3,294	3,276	3,231	3,154	3,184
Underlying other income	1,452	1,433	1,430	1,394	1,340
Operating lease depreciation	(355)	(331)	(315)	(396)	(283)
Net income	4,391	4,378	4,346	4,152	4,241
Operating costs	(2,550)	(2,450)	(2,292)	(2,298)	(2,402)
Remediation	–	(775)	(29)	(70)	(25)
Total costs	(2,550)	(3,225)	(2,321)	(2,368)	(2,427)
Underlying profit before impairment	1,841	1,153	2,025	1,784	1,814
Underlying impairment charge	(309)	(160)	(172)	(44)	(57)
Underlying profit	1,532	993	1,853	1,740	1,757
Restructuring	(4)	(19)	(6)	(3)	(12)
Volatility and other items	(11)	(150)	(24)	(41)	(117)
Statutory profit before tax	1,517	824	1,823	1,696	1,628
Tax expense	(383)	(124)	(490)	(467)	(413)
Statutory profit after tax	1,134	700	1,333	1,229	1,215

Earnings per share	1.7p	1.0p	1.9p	1.7p	1.7p
Banking net interest marginA	3.03%	2.97%	2.95%	2.93%	2.95%
Average interest-earning banking assetsA	£455.5bn	£455.1bn	£451.1bn	£449.4bn	£449.1bn
Cost:income ratioA	58.1%	73.7%	53.4%	57.0%	57.2%
Asset quality ratioA	0.27%	0.14%	0.15%	0.05%	0.06%
Return on tangible equityA	12.6%	7.1%	15.2%	13.6%	13.3%

	At 31 Mar 2025	At 31 Dec 2024	At 30 Sep 2024	At 30 Jun 2024	At 31 Mar 2024

Underlying loans and advances to customersA,1	£466.2bn	£459.1bn	£457.0bn	£452.4bn	£448.5bn
Customer deposits	£487.7bn	£482.7bn	£475.7bn	£474.7bn	£469.2bn
Loan to deposit ratioA	96%	95%	96%	95%	96%
CET1 ratio	13.5%	14.2%	14.3%	14.1%	13.9%
Pro forma CET1 ratioA,2	13.5%	13.5%	14.3%	14.1%	13.9%
Total capital ratio	18.4%	19.0%	19.0%	18.7%	19.0%
MREL ratio	30.4%	32.2%	32.2%	31.7%	32.0%
UK leverage ratio	5.5%	5.5%	5.5%	5.4%	5.6%
Risk-weighted assets	£230.1bn	£224.6bn	£223.3bn	£222.0bn	£222.8bn
Wholesale funding	£89.4bn	£92.5bn	£93.3bn	£97.6bn	£99.9bn
Liquidity coverage ratio3	145%	146%	144%	144%	143%
Net stable funding ratio4	128%	129%	129%	130%	130%
Tangible net assets per shareA	54.4p	52.4p	52.5p	49.6p	51.2p

1 The increases between 31 March 2024 and 30 June 2024 and between 30 September 2024 and 31 December 2024 are net of the impact of the securitisations of primarily legacy Retail mortgages, of £0.9 billion and £1.0 billion respectively.

2 31 December 2024 reflects both the full impact of the share buyback announced in respect of 2024 and the ordinary dividend received from the Insurance business in February 2025.

3 The liquidity coverage ratio is calculated as a simple average of month-end observations over the previous 12 months.

4 The net stable funding ratio is calculated as a simple average of month-end observations over the previous four quarter-ends.

BALANCE SHEET ANALYSIS

	At 31 Mar 2025 £bn	At 31 Mar 2024 £bn	Change %	At 31 Dec 2024 £bn	Change %

UK mortgages1	317.1	304.6	4	312.3	2
Credit cards	15.9	15.2	5	15.7	1
UK Retail unsecured loans	9.5	7.6	25	9.1	4
UK Motor Finance2	15.8	15.8		15.3	3
Overdrafts	1.2	1.0	20	1.2
Retail other3	19.0	16.9	12	17.9	6
Business and Commercial Banking	29.4	32.2	(9)	29.7	(1)
Corporate and Institutional Banking	58.5	55.6	5	57.9	1
Central Items4	(0.2)	(0.4)	(50)	–
Underlying loans and advances to customersA	466.2	448.5	4	459.1	2

Retail current accounts	102.5	103.1	(1)	101.3	1
Retail savings accounts	210.1	196.4	7	208.2	1
Wealth	9.8	10.2	(4)	10.2	(4)
Commercial Banking	164.9	159.3	4	162.6	1
Central Items	0.4	0.2		0.4
Customer deposits	487.7	469.2	4	482.7	1

Total assets	909.9	889.6	2	906.7
Total liabilities	862.1	841.8	2	860.8

Ordinary shareholders’ equity	40.7	40.7		39.5	3
Other equity instruments	6.9	6.9		6.2	11
Non-controlling interests	0.2	0.2		0.2
Total equity	47.8	47.8		45.9	4

Ordinary shares in issue, excluding own shares	60,459m	63,653m	(5)	60,491m

1 The increase between 31 March 2024 and 31 December 2024 is net of the impact of the securitisations of primarily legacy Retail mortgages of £1.9 billion

2 UK Motor Finance balances on an underlying basisA exclude a finance lease gross up. See page 1.

3 Within underlying loans and advances, Retail other includes the European and Wealth businesses.

4 Central Items includes central fair value hedge accounting adjustments.

GROUP RESULTS – STATUTORY BASIS

The results below are prepared in accordance with the recognition and measurement principles of IFRS® Accounting Standards. The underlying results are shown on page 1.

Summary income statement	Three months ended 31 Mar 2025 £m	Three months ended 31 Mar 2024 £m	Change %

Net interest income	3,204	3,045	5
Other income1	1,491	1,342	11
Total income1	4,695	4,387	7
Operating expenses	(2,868)	(2,703)	(6)
Impairment charge	(310)	(56)
Profit before tax	1,517	1,628	(7)
Tax expense	(383)	(413)	7
Profit after tax	1,134	1,215	(7)

Profit attributable to ordinary shareholders	1,006	1,069	(6)
Profit attributable to other equity holders	115	135	(15)
Profit attributable to non-controlling interests	13	11	18
Profit after tax	1,134	1,215	(7)

Ordinary shares in issue (weighted-average – basic)	60,589m	63,906m	(5)
Basic earnings per share	1.7p	1.7 p

1 Net finance expense in respect of insurance and investment contracts, previously shown separately, is now included within other income as part of total income. The comparative period is presented on a consistent basis.

Summary balance sheet	At 31 Mar 2025 £m	At 31 Dec 2024 £m	Change %
Assets
Cash and balances at central banks	62,891	62,705
Financial assets at fair value through profit or loss	215,450	215,925
Derivative financial instruments	20,710	24,065	(14)
Financial assets at amortised cost	534,659	531,777	1
Financial assets at fair value through other comprehensive income	31,027	30,690	1
Other assets	45,160	41,535	9
Total assets	909,897	906,697
Liabilities
Deposits from banks	6,019	6,158	(2)
Customer deposits	487,691	482,745	1
Repurchase agreements at amortised cost	38,474	37,760	2
Financial liabilities at fair value through profit or loss	30,039	27,611	9
Derivative financial instruments	18,359	21,676	(15)
Debt securities in issue at amortised cost	67,823	70,834	(4)
Liabilities arising from insurance and participating investment contracts	120,131	122,064	(2)
Liabilities arising from non-participating investment contracts	49,829	51,228	(3)
Other liabilities	34,286	30,644	12
Subordinated liabilities	9,446	10,089	(6)
Total liabilities	862,097	860,809
Total equity	47,800	45,888	4
Total equity and liabilities	909,897	906,697

REVIEW OF PERFORMANCEA

Income statementA

The Group’s statutory profit before tax for the first quarter of 2025 was £1,517 million, 7% lower than in the first quarter of 2024. This was driven by higher total income more than offset by higher operating expenses and a higher impairment charge. Profit after tax was £1,134 million and earnings per share was 1.7 pence (three months to 31 March 2024: £1,215 million and 1.7 pence respectively). Compared to the fourth quarter of 2024, statutory profit after tax was up 62%, including the impact of a charge for the potential impacts of motor finance commission arrangements in the fourth quarter.

The Group’s underlying profit was £1,532 million in the first three months of 2025, a reduction of 13% compared to £1,757 million in the same period in 2024 with higher net income more than offset by higher operating costs and a higher underlying impairment charge. Underlying profit was up 54% compared to the fourth quarter of last year, which included the charge for the potential impacts of motor finance commission arrangements.

Net income of £4,391 million was up 4% compared to the first quarter of 2024, driven by higher underlying net interest income and underlying other income, partly offset by an increased charge for operating lease depreciation. Net income in the first quarter was slightly up compared to the fourth quarter of 2024.

Within net income, underlying net interest income of £3,294 million was up 3% versus the prior year (three months to 31 March 2024: £3,184 million). This was supported by a banking net interest margin of 3.03% (three months to 31 March 2024: 2.95%), benefitting from strong deposit volumes and a growing structural hedge contribution as balances are reinvested in a higher rate environment, partially offset by continued asset margin compression and deposit churn headwinds. Average interest-earning banking assets in the first quarter of 2025 of £455.5 billion were higher than the first quarter of 2024 (three months to 31 March 2024: £449.1 billion). Growth in average interest-earning banking assets was primarily driven by UK mortgages, UK Retail unsecured loans and Europe, partially offset by Commercial Banking, in turn driven by continued repayments of government-backed lending in Business and Commercial Banking and lower lending to banks. Underlying net interest income in the first three months of 2025 included a non-banking net interest expense of £112 million (three months to 31 March 2024: £105 million), increasing slightly as a result of growth in the Group’s non-banking businesses.

Underlying net interest income was slightly ahead of the fourth quarter of 2024, despite a lower day count in the quarter (three months to 31 December 2024: £3,276 million). A growing structural hedge contribution and strong deposit volumes more than offset the impact of continued headwinds from deposit churn and underlying asset margin compression. Together this resulted in an increase in the banking net interest margin to 3.03% (three months to 31 December 2024: 2.97%). Average interest-earning banking assets were broadly stable versus the fourth quarter of 2024, given the timing of lending growth across the two quarters, lower bank lending and the impact of securitisation activity in the fourth quarter. The Group continues to expect the underlying net interest income for 2025 to be c.£13.5 billion.

The Group manages the risk to earnings and capital from movements in interest rates by hedging the net liabilities which are stable or less sensitive to movements in rates. At the end of the first quarter of 2025, the notional balance of the sterling structural hedge was maintained at £242 billion with a stable weighted average duration of approximately three-and-a-half years. The Group generated £1.2 billion of total income from sterling structural hedge balances in the first three months of 2025, an increase over the prior year (three months to 31 March 2024: £1.0 billion). The Group continues to expect sterling structural hedge earnings in 2025 to be £1.2 billion higher than in 2024.

Underlying other income in the first quarter of 2025 of £1,452 million grew by 8% compared to the prior year (three months to 31 March 2024: £1,340 million). In particular, this was driven by an increase of 16% in Retail, primarily due to UK Motor Finance, including fleet growth and higher average vehicle rental values, alongside Insurance, Pensions and Investments up 8% from strong trading and higher general insurance income net of claims and growth in the equity investments businesses. Compared to the fourth quarter of 2024, underlying other income was up 1%, supported by continued UK Motor Finance growth, strong markets performance in Commercial Banking and higher general insurance income in Insurance, Pensions and Investments, partially offset by the timing of exits in the Group’s equity investment businesses.

Operating lease depreciation of £355 million in the first three months of 2025 was higher than in the prior year (three months to 31 March 2024: £283 million), as a result of fleet growth, the depreciation of higher value vehicles and declines in used electric car prices over 2024.

REVIEW OF PERFORMANCE (continued)

Total costs, including remediation, of £2,550 million were 5% higher than the prior year. Operating costs of £2,550 million were up 6% combining inflationary pressures, timing of strategic investment including planned higher severance front-loaded into the first quarter of 2025 and business growth costs, partly offset by cost savings and continued cost discipline. Operating costs are still expected to be c.£9.7 billion in 2025, including the impact of increased severance and changes to National Insurance contributions (c.£0.1 billion).

No net remediation charge was recognised by the Group in the first three months of 2025 (three months to 31 March 2024: £25 million). There have been no further charges relating to motor finance commission arrangements. The Supreme Court heard the appeal of the Wrench, Johnson and Hopcraft decision in early April and has stated that it is likely to produce its judgment in July. The FCA has indicated that the decision will inform its next steps in the discretionary commission arrangements (DCA) review and that it will confirm within six weeks of the decision if it is proposing a redress scheme and if so, how it will take that forward. The FCA has also noted that its next steps on non-DCA complaints will be informed by the decision.

The Group’s cost:income ratio including remediation for the first quarter was 58.1%, impacted by the Bank of England supervisory charge and higher severance costs. This compares to 57.2% in the first three months of 2024 and 73.7% in the fourth quarter of 2024, which was impacted by the provision charge for the potential impacts of motor finance commission arrangements and the Bank Levy.

Asset quality remained resilient in the quarter. The underlying impairment charge was £309 million (three months to 31 March 2024: £57 million), resulting in an asset quality ratio of 27 basis points. Within this, updated multiple economic scenarios (MES) resulted in a £35 million net charge (three months to 31 March 2024: £192 million credit). This included a £100 million central adjustment to address downside risks to the base case related to the potential impact from US tariff policies announced at the start of April. These were becoming apparent around the balance sheet date and were determined to not be fully captured within the modelled divisional ECL allowances. This is partially offset by benefits to the MES from small increases to house price and wage growth expectations.

The pre-updated MES charge of £274 million is equivalent to an asset quality ratio of 24 basis points. The higher pre-updated MES charge compared to prior year is driven by the non-recurrence of a one-off release from loss rates used in the model in Commercial Banking in the first quarter of 2024. Excluding this one-off impact, the pre-updated MES charge is favourable to the prior year with strong portfolio performance in Retail more than offsetting a higher charge in Commercial Banking. The Group continues to expect the asset quality ratio to be c.25 basis points in 2025.

Restructuring costs for the first three months of 2025 were £4 million (three months to 31 March 2024: £12 million). Volatility and other items were a net cost of £11 million for the first three months (three months to 31 March 2024: net cost of £117 million). This included £20 million for the amortisation of purchased intangibles (three months to 31 March 2024: £20 million) and £21 million relating to the usual fair value unwind (three months to 31 March 2024: £26 million), alongside positive market volatility of £30 million (three months to 31 March 2024: negative market volatility of £71 million).

The return on tangible equity for the first quarter was 12.6% (three months to 31 March 2024: 13.3%). The Group continues to expect the return on tangible equity for 2025 to be c.13.5%.

Tangible net assets per share at 31 March 2025 were 54.4 pence, up 2.0 pence in the quarter (31 December 2024: 52.4 pence), from attributable profit alongside unwind of the cash flow hedge reserve.

The Group has commenced the share buyback announced in February 2025, with c.0.3 billion shares repurchased as at 31 March 2025.

REVIEW OF PERFORMANCE (continued)

Balance sheet

The Group saw strong lending growth in the first quarter of 2025 with underlying loans and advances to customers increasing by £7.1 billion from the end of 2024 to £466.2 billion. This included growth of £4.8 billion in UK mortgages and growth across UK Retail unsecured loans, credit cards, UK Motor Finance and the European retail business. Lending balances remained broadly stable in Commercial Banking, with growth in Institutional balances partly offset by repayments of £0.5 billion of government-backed lending.

Customer deposits of £487.7 billion increased significantly in the quarter by £5.0 billion. Retail deposits were up £2.7 billion in the period, driven by net inflows to limited withdrawal and fixed term deposits alongside higher current account balances, as a result of the Group’s strong propositions and growing customer incomes. Commercial Banking deposits were up £2.3 billion in the quarter, aided by short term balances.

The Group delivered £0.9 billion net new money in Insurance, Pensions and Investments and Wealth open book assets under administration (AuA) over the period. In total, open book AuA stand at c.£199 billion at 31 March 2025.

The Group has a large, high quality liquid asset portfolio held mainly in cash and government bonds, with all assets hedged for interest rate risk. The Group’s liquid assets continue to significantly exceed regulatory requirements and internal risk appetite, with a strong, stable liquidity coverage ratio of 145% (31 December 2024: 146%) and net stable funding ratio of 128% (31 December 2024: 129%). The loan to deposit ratio of 96%, stable compared to 31 December 2024, continues to reflect a robust funding and liquidity position, with significant capacity to grow lending.

Capital

The Group’s CET1 capital ratio at 31 March 2025 was 13.5% (31 December 2024: 13.5% pro forma). Capital generation during the first three months was 27 basis points, reflecting strong banking build after the impact of front-loaded severance costs, partially offset by risk-weighted asset increases, including temporary increases. The Group has accrued a foreseeable ordinary dividend of 23 basis points, based upon a pro-rated amount of the 2024 full year dividend. The Group continues to expect capital generation in 2025 to be c.175 basis points.

Risk-weighted assets increased by £5.5 billion to £230.1 billion at 31 March 2025 (31 December 2024: £224.6 billion). This reflects the impact of strong lending growth, but also includes a temporary c.£2.5 billion increase primarily due to hedging activity that is expected to reverse by the third quarter. The growth in risk-weighted assets was partly offset by continued optimisation activity and other movements. While no Retail secured CRD IV increases were recognised during the quarter, the Group continues to envisage that the overall uplift to be recognised against performing exposures in respect of CRD IV secured assets could be modestly higher than £5 billion (including the £3.3 billion recognised in 2024), subject to finalisation with the PRA.

The Group’s regulatory CET1 capital requirement remains at around 12%. This includes the Pillar 2A CET1 capital requirement of about 1.5% of risk-weighted assets. The Board’s view of the ongoing level of total CET1 capital required to grow the business, meet current and future regulatory requirements and cover economic and business uncertainties remains c.13.0%. This includes a management buffer of c.1%. In order to manage risks and distributions in an orderly way, the Board intends to progress in stages towards paying down to the current CET1 capital target of c.13.0% by the end of 2026.

ADDITIONAL INFORMATION

Capital generation

Pro forma CET1 ratio as at 31 December 2024A,1	13.5%
Banking build (bps)2	55
Risk-weighted assets (bps)	(34)
Other movements (bps)3	6
Capital generation (bps)	27
Ordinary dividend (bps)	(23)
CET1 ratio as at 31 March 2025	13.5%

1 31 December 2024 reflects both the full impact of the share buyback announced in respect of 2024 and the ordinary dividend received from the Insurance business in February 2025.

2 Includes impairment charge and movement in excess regulatory expected losses.

3 Includes share-based payments.

Underlying impairmentA

	Three months ended 31 Mar 2025 £m	Three months ended 31 Mar 2024 £m	Change %	Three months ended 31 Dec 2024 £m	Change %

Charges (credits) pre-updated MES1
Retail	204	303	33	197	(4)
Commercial Banking	71	(49)		32
Other	(1)	(5)	(80)	1
	274	249	(10)	230	(19)
Updated economic outlook (MES)
Retail	(90)	(196)	(54)	(63)	43
Commercial Banking	25	4		(7)
Other	100	–		–
	35	(192)		(70)
Underlying impairment chargeA	309	57		160	(93)

Asset quality ratioA	0.27%	0.06%	21bp	0.14%	13bp

1 Impairment charges excluding the impact from updated economic outlook (multiple economic scenarios, MES) taken each quarter.

ADDITIONAL INFORMATION (continued)

Loans and advances to customers and expected credit loss allowance – underlyingA basis

At 31 March 2025	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m	Stage 2 as % of total	Stage 3 as % of total
Loans and advances to customers
UK mortgages1	276,559	35,116	6,363	318,038	11.0	2.0
Credit cards	13,875	2,327	261	16,463	14.1	1.6
UK unsecured loans and overdrafts	9,660	1,325	171	11,156	11.9	1.5
UK Motor Finance2	13,502	2,491	131	16,124	15.4	0.8
Other	18,462	471	151	19,084	2.5	0.8
Retail	332,058	41,730	7,077	380,865	11.0	1.9
Business and Commercial Banking	25,778	2,946	1,160	29,884	9.9	3.9
Corporate and Institutional Banking	55,355	2,631	1,014	59,000	4.5	1.7
Commercial Banking	81,133	5,577	2,174	88,884	6.3	2.4
Equity Investments and Central Items3	(88)	–	–	(88)
Total gross lending	413,103	47,307	9,251	469,661	10.1	2.0

Customer related ECL allowance (drawn and undrawn)
UK mortgages1	52	279	624	955
Credit cards	199	308	130	637
UK unsecured loans and overdrafts	167	240	114	521
UK Motor Finance4	170	118	75	363
Other	14	14	38	66
Retail	602	959	981	2,542
Business and Commercial Banking	133	183	172	488
Corporate and Institutional Banking	117	152	324	593
Commercial Banking	250	335	496	1,081
Equity Investments and Central Items5	50	50	–	100
Total	902	1,344	1,477	3,723

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers6
	Stage 1%	Stage 2%	Stage 3%	Total%
UK mortgages	–	0.8	9.8	0.3
Credit cards	1.4	13.2	49.8	3.9
UK unsecured loans and overdrafts	1.7	18.1	66.7	4.7
UK Motor Finance	1.3	4.7	57.3	2.3
Other	0.1	3.0	25.2	0.3
Retail	0.2	2.3	13.9	0.7
Business and Commercial Banking	0.5	6.2	18.8	1.6
Corporate and Institutional Banking	0.2	5.8	32.0	1.0
Commercial Banking	0.3	6.0	25.7	1.2
Equity Investments and Central Items			–
Total	0.2	2.8	16.4	0.8

1 UK mortgages balances on an underlying basisA exclude the impact of the HBOS acquisition-related adjustments.

2 UK Motor Finance balances on an underlying basisA exclude a finance lease gross up.

3 Contains central fair value hedge accounting adjustments.

4 UK Motor Finance includes £178 million relating to provisions against residual values of vehicles subject to finance leases.

5 Equity Investments and Central Items includes a £100 million central adjustment that has not been allocated to specific portfolios.

6 Stage 3 and Total exclude loans in recoveries in Business and Commercial Banking of £243 million and Corporate and Institutional Banking of £1 million.

ADDITIONAL INFORMATION (continued)

Total ECL allowance by scenario – underlying basisA

The following table shows the Group’s ECL for the probability-weighted, upside, base case, downside and severe downside scenarios, with the severe downside scenario incorporating adjustments made to Consumer Price Index (CPI) inflation and UK Bank Rate paths.

Underlying basisA	Probability- weighted £m	Upside £m	Base case £m	Downside £m	Severe downside £m

At 31 March 20251	3,744	2,869	3,296	4,219	6,285
At 31 December 2024	3,651	2,634	3,204	4,159	6,515

1 Includes £100 million central adjustment held constant across all scenarios.

Base case and MES economic assumptions

The Group’s base case scenario is for a slow expansion in gross domestic product (GDP) and a modest rise in the unemployment rate alongside small gains in residential and commercial property prices. Inflationary pressures remain persistent, but gradual cuts in UK Bank Rate are expected to continue during 2025. Risks around this base case economic view lie in both directions and are largely captured by the generation of alternative economic scenarios.

The Group has taken into account the latest available information at the reporting date in defining its base case scenario and generating alternative economic scenarios. The scenarios include forecasts for key variables as of the first quarter of 2025. Actuals for this period, or restatements of past data, may have since emerged prior to publication and have not been included. The Group’s approach to generating alternative economic scenarios is set out in detail in note 21 to the financial statements of the Group’s 2024 annual report and accounts.

The Group had included assumptions for expected tariffs and potential responses in its quarter-end base case conditioning assumptions prior to announcements at the start of April. Initial non-UK tariffs announced in the first few days of April and the immediate market response were larger than expected. Accordingly, the Group has adopted a £100 million central adjustment to reflect the potential ECL impact, informed by high level sensitivity to key UK economic metrics based on tariff scenarios. Subsequent developments through April were judged to relate to conditions after the balance sheet date and will be reflected in the second quarter reporting period.

UK economic assumptions – base case scenario by quarter

Key quarterly assumptions made by the Group in the base case scenario are shown below. GDP growth is presented quarter-on-quarter. House price growth, commercial real estate price growth and CPI inflation are presented year-on-year, i.e. from the equivalent quarter in the previous year. Unemployment rate and UK Bank Rate are presented as at the end of each quarter.

At 31 March 2025	First quarter 2025%	Second quarter 2025%	Third quarter 2025%	Fourth quarter 2025%	First quarter 2026%	Second quarter 2026%	Third quarter 2026%	Fourth quarter 2026%

Gross domestic product growth	0.2	0.2	0.3	0.3	0.4	0.4	0.4	0.4
Unemployment rate	4.6	4.7	4.8	4.8	4.8	4.8	4.8	4.8
House price growth	3.8	3.8	2.4	1.7	1.3	1.7	1.9	1.8
Commercial real estate price growth	2.6	2.8	2.7	1.3	0.9	0.7	0.8	1.1
UK Bank Rate	4.50	4.25	4.00	4.00	3.75	3.75	3.50	3.50
CPI inflation	2.8	3.6	3.6	3.5	3.0	2.8	2.6	2.7

ADDITIONAL INFORMATION (continued)

Base case and MES economic assumptions (continued)

UK economic assumptions – scenarios by year

Key annual assumptions made by the Group are shown below. GDP growth and CPI inflation are presented as an annual change, house price growth and commercial real estate price growth are presented as the growth in the respective indices within the period. Unemployment rate and UK Bank Rate are averages for the period.

At 31 March 2025	2025%	2026%	2027%	2028%	2029%	2025-2029 average %

Upside
Gross domestic product growth	1.3	2.2	1.6	1.5	1.4	1.6
Unemployment rate	4.1	3.2	3.1	3.1	3.2	3.3
House price growth	2.9	5.9	6.8	5.4	4.3	5.1
Commercial real estate price growth	6.1	5.7	2.6	1.0	0.4	3.2
UK Bank Rate	4.43	4.72	4.86	5.06	5.20	4.85
CPI inflation	3.3	2.8	2.8	3.1	3.0	3.0

Base case
Gross domestic product growth	0.8	1.4	1.6	1.6	1.5	1.3
Unemployment rate	4.7	4.8	4.6	4.5	4.5	4.6
House price growth	1.7	1.8	1.9	2.5	2.9	2.1
Commercial real estate price growth	1.3	1.1	1.2	0.6	0.3	0.9
UK Bank Rate	4.19	3.63	3.50	3.50	3.50	3.66
CPI inflation	3.4	2.8	2.5	2.5	2.4	2.7

Downside
Gross domestic product growth	(0.2)	(0.9)	0.9	1.5	1.5	0.6
Unemployment rate	5.6	7.4	7.6	7.3	7.0	7.0
House price growth	0.5	(3.4)	(6.7)	(4.2)	(1.1)	(3.0)
Commercial real estate price growth	(4.7)	(5.7)	(1.7)	(2.2)	(2.3)	(3.4)
UK Bank Rate	3.83	1.67	0.96	0.65	0.42	1.51
CPI inflation	3.4	2.8	2.0	1.5	1.0	2.1

Severe downside
Gross domestic product growth	(1.1)	(2.3)	0.7	1.4	1.5	0.0
Unemployment rate	6.8	10.0	10.2	9.7	9.3	9.2
House price growth	(0.6)	(8.4)	(13.8)	(9.6)	(5.0)	(7.6)
Commercial real estate price growth	(12.5)	(13.3)	(7.1)	(5.7)	(4.9)	(8.8)
UK Bank Rate – modelled	3.38	0.39	0.09	0.03	0.01	0.78
UK Bank Rate – adjusted1	4.25	2.94	2.80	2.76	2.75	3.10
CPI inflation – modelled	3.4	2.5	1.3	0.4	(0.2)	1.5
CPI inflation – adjusted1	3.8	3.8	3.2	2.7	2.4	3.2

Probability-weighted
Gross domestic product growth	0.5	0.6	1.3	1.5	1.5	1.1
Unemployment rate	5.0	5.6	5.6	5.4	5.4	5.4
House price growth	1.4	0.5	(0.8)	0.1	1.3	0.5
Commercial real estate price growth	(0.4)	(1.0)	(0.1)	(0.7)	(1.0)	(0.6)
UK Bank Rate – modelled	4.07	3.04	2.81	2.76	2.74	3.08
UK Bank Rate – adjusted1	4.16	3.30	3.08	3.04	3.01	3.32
CPI inflation – modelled	3.4	2.7	2.3	2.1	1.9	2.5
CPI inflation – adjusted1	3.4	2.9	2.5	2.4	2.2	2.7

1 The adjustment to UK Bank Rate and CPI inflation in the severe downside is considered to better reflect the risks to the Group’s base case view in an economic environment where the risks of supply and demand shocks are seen as more balanced.

ALTERNATIVE PERFORMANCE MEASURES

The statutory results are supplemented with a number of metrics that are used throughout the banking and insurance industries on an underlying basis. A description of these measures and their calculation, which remain materially unchanged since the year-end, is set out on pages 27 to 32 of the Group’s 2024 Full Year Results news release.

	Three months ended 31 Mar 2025	Three months ended 31 Mar 2024

Banking net interest marginA
Underlying net interest incomeA (£m)	3,294	3,184
Remove non-banking underlying net interest expense (£m)	112	105
Banking underlying net interest income (£m)	3,406	3,289

Loans and advances to customers (£bn)	466.9	448.5
Remove finance lease gross up1 (£bn)	(0.7)	–
Underlying loans and advances to customersA (£bn)	466.2	448.5
Add back:
Expected credit loss allowance (drawn) (£bn)	3.3	3.6
Acquisition related fair value adjustments (£bn)	0.2	0.2
Underlying gross loans and advances to customers (£bn)	469.7	452.3
Adjustment for non-banking and other items:
Fee-based loans and advances (£bn)	(9.7)	(9.7)
Other (£bn)	1.3	6.8
Interest-earning banking assets (£bn)	461.3	449.4
Averaging (£bn)	(5.8)	(0.3)
Average interest-earning banking assetsA (£bn)	455.5	449.1

Banking net interest marginA	3.03%	2.95%

1 The finance lease gross up represents a statutory accounting adjustment required under IFRS 9 to recognise a continuing involvement asset following the partial derecognition of a component of the Group's finance lease book via a securitisation in the third quarter of 2024.

	Three months ended 31 Mar 2025	Three months ended 31 Mar 2024

Return on tangible equityA
Profit attributable to ordinary shareholders (£m)	1,006	1,069

Average ordinary shareholders’ equity (£bn)	40.1	40.4
Remove average goodwill and other intangible assets (£bn)	(7.8)	(8.0)
Average tangible equity (£bn)	32.3	32.4

Return on tangible equityA	12.6%	13.3%

KEY DATES

Annual General Meeting	15 May 2025
Final 2024 dividend paid	20 May 2025
2025 Half-year results	24 July 2025
Q3 2025 Interim Management Statement	23 October 2025

BASIS OF PRESENTATION

This release covers the results of Lloyds Banking Group plc together with its subsidiaries (the Group) for the three months ended 31 March 2025. Unless otherwise stated, income statement commentaries throughout this document compare the three months ended 31 March 2025 to the three months ended 31 March 2024 and the balance sheet analysis compares the Group balance sheet as at 31 March 2025 to the Group balance sheet as at 31 December 2024. The Group uses a number of alternative performance measures, including underlying profit, in the discussion of its business performance and financial position. These measures are labelled with a superscript ‘A’ throughout this document. Further information on these measures is set out above. Unless otherwise stated, commentary on page 1 is given on an underlying basis. The Group’s Q1 Interim Pillar 3 disclosures can be found at: www.lloydsbankinggroup.com/investors/financial-downloads.html.

FORWARD-LOOKING STATEMENTS

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to the business, strategy, plans and/or results of Lloyds Banking Group plc together with its subsidiaries (the Group) and its current goals and expectations. Statements that are not historical or current facts, including statements about the Group’s or its directors’ and/or management’s beliefs and expectations, are forward-looking statements. Words such as, without limitation, ‘believes’, ‘achieves’, ‘anticipates’, ‘estimates’, ‘expects’, ‘targets’, ‘should’, ‘intends’, ‘aims’, ‘projects’, ‘plans’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘may’, ‘seek’, ‘estimate’, ‘probability’, ‘goal’, ‘objective’, ‘deliver’, ‘endeavour’, ‘prospects’, ‘optimistic’ and similar expressions or variations on these expressions are intended to identify forward-looking statements. These statements concern or may affect future matters, including but not limited to: projections or expectations of the Group’s future financial position, including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; the Group’s future financial performance; the level and extent of future impairments and write-downs; the Group’s ESG targets and/or commitments; statements of plans, objectives or goals of the Group or its management and other statements that are not historical fact and statements of assumptions underlying such statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, targets, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward-looking statements include, but are not limited to: general economic and business conditions in the UK and internationally (including in relation to tariffs); imposed and threatened tariffs and changes to global trade policies; acts of hostility or terrorism and responses to those acts, or other such events; geopolitical unpredictability; the war between Russia and Ukraine; the conflicts in the Middle East; the tensions between China and Taiwan; political instability including as a result of any UK general election; market related risks, trends and developments; changes in client and consumer behaviour and demand; exposure to counterparty risk; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group’s credit ratings; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; volatility in credit markets; volatility in the price of the Group’s securities; natural pandemic and other disasters; risks concerning borrower and counterparty credit quality; risks affecting insurance business and defined benefit pension schemes; changes in laws, regulations, practices and accounting standards or taxation; changes to regulatory capital or liquidity requirements and similar contingencies; the policies and actions of governmental or regulatory authorities or courts together with any resulting impact on the future structure of the Group; risks associated with the Group’s compliance with a wide range of laws and regulations; assessment related to resolution planning requirements; risks related to regulatory actions which may be taken in the event of a bank or Group failure; exposure to legal, regulatory or competition proceedings, investigations or complaints; failure to comply with anti-money laundering, counter terrorist financing, anti-bribery and sanctions regulations; failure to prevent or detect any illegal or improper activities; operational risks including risks as a result of the failure of third party suppliers; conduct risk; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; technological failure; inadequate or failed internal or external processes or systems; risks relating to ESG matters, such as climate change (and achieving climate change ambitions) and decarbonisation, including the Group’s ability along with the government and other stakeholders to measure, manage and mitigate the impacts of climate change effectively, and human rights issues; the impact of competitive conditions; failure to attract, retain and develop high calibre talent; the ability to achieve strategic objectives; the ability to derive cost savings and other benefits including, but without limitation, as a result of any acquisitions, disposals and other strategic transactions; inability to capture accurately the expected value from acquisitions; assumptions and estimates that form the basis of the Group’s financial statements; and potential changes in dividend policy. A number of these influences and factors are beyond the Group’s control. Please refer to the latest Annual Report on Form 20-F filed by Lloyds Banking Group plc with the US Securities and Exchange Commission (the SEC), which is available on the SEC’s website at www.sec.gov, for a discussion of certain factors and risks. Lloyds Banking Group plc may also make or disclose written and/or oral forward-looking statements in other written materials and in oral statements made by the directors, officers or employees of Lloyds Banking Group plc to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward-looking statements contained in this document are made as of today’s date, and the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this document whether as a result of new information, future events or otherwise. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

CONTACTS

For further information please contact:

INVESTORS AND ANALYSTS

Douglas Radcliffe

Group Investor Relations Director

020 7356 1571

douglas.radcliffe@lloydsbanking.com

Rohith Chandra-Rajan

Director of Investor Relations

07786 988936

rohith.chandra-rajan@lloydsbanking.com

Nora Thoden

Director of Investor Relations – ESG

020 7356 2334

nora.thoden@lloydsbanking.com

Tom Grantham

Investor Relations Senior Manager

07851 440 091

thomas.grantham@lloydsbanking.com

Sarah Robson

Investor Relations Senior Manager

07494 513 983

sarah.robson2@lloydsbanking.com

CORPORATE AFFAIRS

Matt Smith

Head of Media Relations

07788 352 487

matt.smith@lloydsbanking.com

Emma Fairhurst

Media Relations Senior Manager

07814 395 855

emma.fairhurst@lloydsbanking.com

Copies of this Interim Management Statement may be obtained from:
Investor Relations, Lloyds Banking Group plc, 33 Old Broad Street, London, EC2N 1HZ
The statement can also be found on the Group’s website – www.lloydsbankinggroup.com

Registered office: Lloyds Banking Group plc, The Mound, Edinburgh, EH1 1YZ
Registered in Scotland No. SC095000

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 01 May 2025